Exhibit 1

TRANSACTIONS IN SECURITIES OF THE ISSUER

The following table sets forth all transactions with respect to shares of Common Stock effected in the previous sixty days to this Schedule 13D by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 12, 2025. Except as otherwise noted below, all such transactions were purchases or sales of shares of Common Stock effected in the open market.
Reporting Person: ValueAct Master Fund
Date of Transaction	Buy/Sell	Shares Bought (Sold)	Price Per Share
05/08/2025	Sell	(600,000)	$130.94